  [WFAF Letterhead]

June 28, 2010

VIA EDGAR CORRESPONDENCE

Michelle Roberts, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:       Response to Comments on 485(a) filing, filed April 30, 2010

Wells Fargo Variable Trust

                        File Nos. 33-74283 and 811-09255

Dear Ms. Roberts:

Thank you for your verbal comments and suggestions of June 14, 2010 to the Registrant’s Form N-1A filing made on April 30, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) (Accession No.: 0000907244-10-000593).  In response to your comments, please note the following responses, beginning with our responses to your global comments to the Summary section of the Statutory Prospectuses for the Class 1 and Class 2 Wells Fargo Advantage Variable Trust Funds (collectively, the “Funds”), followed by several Fund-specific comments to the Summary section of the Statutory Prospectuses, and finally, our responses to your global comments to the sections dictated by Item 9 of Form N-1A in the Statutory Prospectuses for the Funds.

As we discussed during our telephone conversation, it is our intention to re-file the revised 485(a) amendment per your suggestion, under separate cover from this letter, and request acceleration for the effective date for the Funds as of July 19, 2010.  The 485(a) amendment we will file for the Funds prior to that date will reflect changes in accordance with your comments as summarized in this letter, as well as other non-material changes.

For your convenience, your comments are summarized in boldface type below, immediately followed by our responses.  In response to your comments received by telephone on June 14, 2010:

Global Comments – Summary Prospectuses:

Comment No. 1:

You have requested that we provide forms of the Fee Table as well as the form of Risk/Return Bar Chart and Table we propose to use in the Summary Prospectuses for the Funds.

Response:

We are providing the form of the Fee Table as well as the form of Risk/Return Bar Chart and Tables we will use in the Funds’ Summary Prospectuses.

Comment No. 2:

You requested that we delete the Example of Expenses information for the “after 5 year” period and the “after 10 year” period for the Funds.

Response:

As each Fund has been registered to receive the assets of a previously registered fund (which has financial statements reporting operating results) in a merger transaction where the previously registered fund will be the accounting survivor, each Fund will thus include financial statements reporting operating results, and therefore we believe that it is proper to provide the “after 5 year” and “after 10 year” information in the Example of Expenses items pertaining to the Funds.

Comment No. 3:

You requested that we provide the most recent available information for the capitalization ranges for certain securities indices where referenced in the Summary and Statutory Prospectuses.

Response:

Where we have referenced the capitalization ranges of certain securities indices in the Summary and Statutory Prospectuses, we will provide the most recent available information for the benchmark and/or referenced indices.

Fund Specific Comments – Summary Prospectuses: VT International Equity Fund

Comment No. 4:

You requested that we add “Active Trading Risk” to the Summary Prospectus list of Principal Investment Risks for the VT International Equity Fund.

Response:

We have added “Active Trading Risk” to the list of Principal Investment Risks to the Summary Prospectus for the VT International Equity Fund.

Fund Specific Comments – Summary Prospectuses: VT Omega Growth Fund

Comment No. 5:

You have requested that we add “Issuer Concentration Risk” to the list of Principal Investment Risks to the Summary Prospectus for the VT Omega Growth Fund.

Response:

We have added “Issuer Concentration Risk” to the list of Principal Investment Risks to the Summary Prospectus for the VT Omega Growth Fund.

Comments - Statutory Prospectus: Global Comments

Comment No. 6:

You requested that we define the use of the term “WFVT” as used in the “Transaction Policies” subsection of the “Summary of Important Information Regarding Purchase and Sale of Fund Shares” in the Statutory Prospectus.

Response:

We have defined the term “WFVT” where first used in the Statutory Prospectus as the “Wells Fargo Variable Trust.”

Comment No. 7:

You have requested a cross reference to the contract prospectus for additional tax information under the summary prospectus section entitled “Tax Information.”

Response:

We have added a cross reference as requested under the “Tax Information” section of the  Statutory Prospectus stating that shareholders should also refer to their contract prospectuses for additional tax information concerning their investment.

Comment No. 8

You have requested that we verify that the “Issuer Concentration Risk” is properly used where applicable throughout the Prospectus.

Response:

We have verified that “Issuer Concentration Risk” is listed where appropriate.

Comment No. 9

You have requested that we correct the punctuation of the term “I.E.” as used in the section “Investing in the Fund.”

Response:

We have changed the punctuation of “i.e.” to the lower case font where it was improperly capitalized in one instance in the Statutory Prospectus.

Comment No 10:

You have requested that we define the use of the term “proper redemption order” as used in the context of the fourth paragraph in the section entitled “Investing in the Fund” of the Statutory Prospectus.

Response:

We will provide a definition in the Statutory Prospectus by inserting the following language following the use of the term “proper redemption order”: “(actual and sufficient notice of such request transmitted to the office or person designated for such notice by WFVT).”

Comment No. 11:

In the Section entitled, “How Your Vote Would Count,” you asked that we clarify that certain shareholder votes may concern matters where the interest of a Fund or a Fund Class may different from one another, and in such cases, voting may be on a Fund-by-Fund or a Fund Class basis.

Response:

We have amended the section in question to state (new language in bold): “Each share has one vote and votes are counted on an aggregate basis except as to matters where the interests of one Fund or a Fund class may different from one another (such as approval of an investment advisory agreement or a change in a Fund’s fundamental policies).  In such a case, the voting is on a Fund-by-Fund basis, or if applicable, on a Fund class basis. Matters that affect only one class of shares of a Fund (such as approval of a plan of distribution) are voted on separately for that class by the holders of the shares of that class of the Fund.”

Comment No. 12:

In the section of the Statutory Prospectus entitled “Distributions,” certain language is bracketed which does not appear to describe any of the Funds in the Statutory Prospectus.

Response:

The language has been changed to read as follows:  “The Funds generally declare and make distributions of any net investment income and realized capital gains distributions on an annual basis.”

Comment No. 13:

In the section entitled “Frequent Purchases and Redemption of Fund Shares,” the word “transaction” is misspelled.

Response:

We have corrected the typographical error.

*          *          *          *

We make the following representations to you:

the Funds are responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As discussed, it is our intention to file the revised 485(a) for the Funds prior to July 19, 2010, and that such filing will reflect changes in accordance with your comments, as expressed in this letter, as well as other non-material changes.  Please feel free to call me at (415) 947-4805 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Lawrence Hing

Senior Counsel